Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD
(the "Company")

Notice of Motion for the Approval of a Distribution Pursuant to Section 303(a) of the Israeli
Companies Law, 5759-1999

1.
This is to provide notice that on October 13th, 2020 the Company filed a motion (the "Motion") with the District Court in Tel Aviv, Israel (the "Court") for the approval of a distribution according to the provisions of Section 303(a) of the Israeli Companies Law, 5759-1999 (the "Companies Law").

2.
Pursuant to the Motion, the Court is being requested to approve a cash dividend distribution of up to US$25 million to the Company’s shareholders during the period commencing on the date of receipt of the Court's approval of the Motion and ending six (6) months from the approval of the Motion by the Court. An amount of approximately US$5 million shall be distributed out of the Company's profits, and the remainder of the amount to be distributed, if and when implemented, shall not be distributed out of the Company’s profits, and does not satisfy the "Profit Test" defined in Section 302 of the Companies Law.

3.
Pursuant to the Israel Companies Regulations (Approval of Distribution), 5761-2001, creditors of the Company may approach the Court and object to the approval of the Motion within 30 days or at a later date determined by the Court.

4.
The Company’s shareholders’ equity, as set forth in the Company’s financial statements as of May 30, 2020, is US$86,394 thousand. In addition, as of May 30, 2020, the Company had liquid assets, cash, cash equivalents and short-term deposits amounting to approximately US$27.4 million.

5.
In order to review and copy the Motion and its exhibits  (at the expense of the requesting party), at the registered office of the Company, and for information regarding the proceedings and resolutions of the Court, including information regarding the last date for filing an objection to the Motion, please contact the Company's attorney Adv. Sivan Oded of Naschitz, Brandes, Amir & Co., Advocates, at 5 Tuval St., Tel Aviv, Israel, Sunday through Thursday, between 10AM and 5PM (Israel Time), or by phone +972-3-6235130 or fax +972-3-6235123.

Magal Security Systems Ltd.